Name of Issuer:  Home Financial Bancorp
Title of class of Securities:  Common Stock
CUSIP Number:  43708T101
Name, Address and Telephone of Person
Authorized to Receive Notices and Communications:
		Leon Greenblatt, Secretary
		Chiplease, Inc.
		330 South Wells Street, Suite 718
		Chicago, Illinois 60606
Date of Event which Requires Filing of this statement:
		August 4, 2000
Name of Reporting Person:  Chiplease, Inc.
Source of Funds:  WC
Citizenship or Place of Organization:  South Dakota USA
Number of Shares:  138,505
Aggregate Amount Beneficially Owned by Each
	Reporting Person: 138,505
Percent of Class Represented by Amount in Row (11):16.05%

Item 1    Security and Issuer

		The class of securities to which this Statement relates is Common Stock, (the "Shares") of Home Financial Bancorp.,
Inc. whose principal executive offices are located at 279
East Morgan Street, Spencer, Indiana 47460

Item 2    Identity and Background

		This statement is being filed by and on behalf of the beneficial owner listed below (the "Reporting Person").
Information with regard to the Reporting Person is set forth below.

Name (a)		Address (b)              Principal
			Present	               Occupation (c)

Chiplease Inc.    330 South Wells St.      Investments
			Suite 718                & Leasing
			Chicago, IL 60606

	(d-e) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of an administrative body of competent jurisdiction, and as a result thereof, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f) The Reporting Person is incorporated in South Dakota.

Item 3    Source and Amount of Funds or other Considerations

	The source of funds are working capital. The approximate amount of funds was $ 100,000.

Item 4	Purpose of Transaction

	Neither the Reporting Person nor any officer of the Reporting Person is a director of the Company but may discuss Management of the Company with its directors. The Shares Owned by the Reporting Person are for investment purposes. The Reporting Person may in the future purchase or sell additional shares of the Company subject to market conditions or any necessary regulatory approval.

	The Reporting Person has no current plans or proposals which relate to or would result in any of the following:

	(a) the acquisition of additional shares in excess
25% of the outstanding Share of the Company;

	(b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company other than one in progress;

	(c) A sale or transfer of a material amount of assets of the Company, other than one in progress;

	(d) Any change in the present board of directors or management of the Company; including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e) Any material change in the present
capitalization or dividend policy of the Company;

	(f) Any other material change in the business or corporate structure of the Company;

	(g) Any change in the Articles of Incorporation or By-laws or other actions which may impede or expedite the Acquisition of control of the Company by any person;

	(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i) Causing a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Act; or

	(j) Any action similar to any of those enumerated above.

Item 5	Interest in Securities of the Issuer

	(a) The Reporting Person owns 88,505 shares of the Company. The Secretary of the Reporting Person owns 50,000 shares including those in his retirement account. There are 862,900 Shares outstanding. The Reporting Person owns 16.05% of the outstanding Shares.

	(b) The Secretary of the Reporting Person has the power to vote all Shares of the Company.

	(c) During the last 60 days 17,921 shares were bought in the open market for approximately $100,000.

	(d) No other person has the right to receive or power to direct the receipt of dividends from or proceeds from the sale of the Company.

	(e) Not applicable

Item 6	Contracts, Arrangements, Understandings or
		Relationships With Respect to Securities of the
		Issuer.

	The Reporting Person and the Secretary of the Reporting Person have entered into a standstill agreement with the Company. There are no other contracts, arrangements, understandings or relationships between the Reporting Person and other persons with respect to the shares of the Company.

Signature.

	After reasonable inquiry and to the best of my knowledge and behalf, I certify that the information set forth in this statement is true, complete and correct.

Dated:


Leon Greenblatt, Secy